UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-41448

Gorilla Technology Group Inc.

(Translation of registrant’s name into English)

7F-1, No. 302, Ruey Kuang Road, Neihu

Taipei 114720, Taiwan, R.O.C.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

Gorilla Technology Group Inc. (“Gorilla”) is filing this amendment (this “Amendment”) to the Form 6-K originally filed by Gorilla on September 13, 2022 (the “Original 6-K”) to clarify that Dr. Sih-Ping Koh resigned from Gorilla’s board of directors (the “Board”) when he retired on September 9, 2022. No directors have been added to the Board since Dr. Koh’s retirement. Except as specifically described in this Explanatory Note, this Amendment does not amend, modify, or update any disclosures contained in the Original 6-K, including with respect to any events occurring after the furnishing of the Original 6-K. Accordingly, this Amendment should be read in conjunction with the Original 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amended report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gorilla Technology Group Inc.

Date: October 14, 2022	By:	/s/ Jayesh Chandan
	Name:	Jayesh Chandan
	Title:	Chief Executive Officer (Principal Executive Officer)

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